April 23, 2013

VIA ELECTRONIC TRANSMISSION

Mr. Chad Eskildsen

Senior Staff Accountant

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Response to Staff Comment Regarding Meyers Capital Investments TrustMay 2012 Annual Report (File Nos. 333-149195; 811-22180)

Dear Mr. Eskildsen:

This correspondence is submitted in response to the Staff's comment received on April 23, 2013 related to the May 31, 2012 annual report ("Annual Report") for the Meyers Capital Investments Trust (the "Registrant") on behalf of the Meyers Capital Aggressive Growth Fund (the "Fund").  We have included a summary of the comment and the Registrant’s response thereto.

Comment 1.  In the section entitled "Notes to Financial Statements,"Note 4 "Capital Share Transactions" refers to "20 days" as the holding period related to the Fund’s redemption fee, which is inconsistent with the Fund’s prospectus which refers to "1 year."  Please explain this inconsistency and proposed corrective action.

Response: The Registrant confirms that prospectus presentation is correct and that reference to 20 days in the notes to the Annual Report was the result of human error.  As discussed, the Registrant undertakes to correct the reference in future annual and semi-annual reports.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 614-469-3265.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser